02021741

SECUR... ...OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 03 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 159

SEC FILE NUMBER
8- 34237

FV 6/7/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COLTRANE SECURITIES NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 N. SEGOE RD., STE. 202
(No. and Street)

MADISON	WI	53705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUG LARSON (608) 233-3119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

TEN TERRACE COURT PO BOX 7398	MADISON	WI	53707-7398
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Doug Larson, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplementary schedules pertaining to the firm of Coltrane Securities Network, Inc. as of March 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Vice President
Title

____
Notary Public

This report** contains (check all that are applicable):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Propreitor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

COLTRANE SECURITIES NETWORK, INC.

Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

March 31, 2002

COLTRANE SECURITIES NETWORK, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coltrane Securities Network, Inc.
Madison, Wisconsin

We have audited the accompanying balance sheet of Coltrane Securities Network, Inc. as of March 31, 2002. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial condition of Coltrane Securities Network, Inc. as of March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Madison, Wisconsin
May 8, 2002

COLTRANE SECURITIES NETWORK, INC.

BALANCE SHEET
March 31, 2002

ASSETS

		2002
ASSETS		
Cash	$	43,974
Cash deposits with clearing organization		27,532
Receivables		
Commissions		9,552
Other		437
Prepaid expense		472
TOTAL ASSETS	$	81,967

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payables, employee compensation	$	725
Accrued expenses		17,407
Total Liabilities		18,132
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value per share 56,000 shares authorized 5,502 shares issued and outstanding		5,502
Additional paid-in capital		100,500
Retained earnings (deficit)		(42,167)
Total Stockholders' Equity		63,835
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	81,967

See accompanying notes to financial statements.

COLTRANE SECURITIES NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coltrane Securities Network, Inc. is a member of the National Association of Securities Dealers, Inc. (NASD). The Company offers and sells securities, mutual funds and variable annuities primarily to individuals in the midwest region.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Receivables

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission income and expenses

Customers' securities transactions are recorded on a settlement date basis. Accordingly, related commission income and expenses are reported on the same basis.

NOTE 2 - Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission. The rule prohibits a broker/dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital", as those terms are defined by the rule, subject to a $50,000 minimum net capital requirement. At March 31, 2002, the Company's net capital, required net capital and aggregate indebtedness were $62,926, $50,000 and $18,132, respectively.

The Company is also a licensed broker/dealer in several states with varying minimum net capital requirements, none of which exceed the minimum net capital requirement of the Securities and Exchange Commission.

NOTE 3 - Related Party Transactions

During the year ended March 31, 2002, the Company incurred a management fee pursuant to an agreement with a stockholder. The fee equals $1,900 per month plus a $40 per hour charge for administrative services. During the year ended March 31, 2002, the Company incurred $34,272 in management fee expense pursuant to this agreement. As of March 31, 2002, $2,440 of management fees remained payable.

Pursuant to an agreement between the Company and the stockholders, the Company incurs compensation expense payable to a stockholder for brokerage commissions earned by its employees. Employee compensation expense totaling $52,130 was incurred by the Company during the year ended March 31, 2002. As of March 31, 2002, compensation totaling $725 remained payable.

The Company has entered into an agreement with an affiliate to pay administrative fees for office space, telephones, office equipment, support personnel and other business expenses provided by the affiliate. During the year ended March 31, 2002, the Company incurred administrative fees totaling $151,403. At March 31, 2002, $10,195 of administrative fees remained payable.

NOTE 4 - Income Taxes

At March 31, 2002, the Company has approximately $25,000 and $35,510 in federal and state net operating loss carryforwards, respectively, which expire in varying amounts between the years 2013 and 2021. Management has chosen not to calculate or record the related deferred tax asset and benefit as a result of the net operating loss carryforwards.

NOTE 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, transactions on behalf of the Company's customers are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risks exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and the proper execution of customer transactions by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from clearing brokers relating to customer transactions introduced by the Company.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Coltrane Securities Network, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Coltrane Securities Network, Inc. for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coltrane Securities Network, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons; (2) in the recording of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow Krause & company

To the Board of Directors
Coltrane Securities Network, Inc.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Virchow, Krause & Company, LLP

Madison, Wisconsin
May 8, 2002